Howard S. Hirsch
Vice President and Secretary
March 14, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Griffin-Benefit Street Partners BDC Corp.
File No. 333-196520
Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of Griffin-Benefit Street Partners BDC Corp. (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
a.A Certificate of Secretary containing (i) the resolution of the members of the Board of Directors of the Company who are not "interested persons" of the Company, approving the form and amount of the bond and (ii) a statement as to the period for which premiums have been paid; and
b.A copy of the single insured fidelity bond covering the Company for the period from December 16, 2014 through November 20, 2015.
If you have any questions regarding this submission, please do not hesitate to call me at 310-469-6153.

/s/ Howard S. Hirsch
Howard S. Hirsch
Vice President and Secretary

CERTIFICATE OF SECRETARY
The undersigned, Howard S. Hirsch, Secretary of Griffin-Benefit Street Partners BDC Corp., a Maryland corporation (the "Company"), does hereby certify that:

1.
This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected and qualified Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.
Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not "interested persons" of the Company, approving the form and amount of the Bond.

4.	Premiums have been paid for the period December 16, 2014 to November 20, 2015.
IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 14th day of March, 2016.

/s/ Howard S. Hirsch
Howard S. Hirsch
Secretary

Exhibit A
APPROVAL OF FIDELITY BOND
WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a business development company (“BDC”), such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and
WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and
WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the directors who are not “interested persons” of the Company, as such term defined in Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act; and
WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and
WHEREAS, the Board discussed the requirements under the 1940 Act regarding fidelity bonds and reviewed a memorandum provided by Sutherland, which is attached hereto as Exhibit C, at an in-person meeting of the Board held on December 16, 2014; and
NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Non-Interested Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania having an aggregate coverage of $1,000,000 are fair and reasonable and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Non-Interested Directors; and it is further
RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and it is further
RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further
RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

AIG

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 02-306-69-68   REPLACEMENT OF POLICY NUMBER: N/A

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

ITEM 1. Name of Insured (herein called Insured): GRIFFIN BENEFIT STREET PARTNERS BDC

Principal Address: 1520 GRAND AVE
EL SEGUNDO, CA 90245

ITEM 2. Bond Period: from 12:01 a.m. 12/16/2014 to 11/20/2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Single Loss Coverage Forms	Limit of Liability	Single Loss Deductible
Insuring Agreement A - Fidelity	$1,000,000	$0
Insuring Agreement B - Audit Expense	$15,000	$5,000
Insuring Agreement C - On Premises	$1,000,000	$10,000
Insuring Agreement D - In Transit	$1,000,000	$10,000
Insuring Agreement E - Forgery or Alteration	$1,000,000	$10,000
Insuring Agreement F - Securities	$1,000,000	$10,000
Insuring Agreement G - Counterfeit Currency	$1,000,000	$10,000
Insuring Agreement H - Stop Payment	$100,000	$10,000
Insuring Agreement I - Uncollectible Items of Deposit	$100,000	$10,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

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ITEM 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **No Exceptions**

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached thereto: : Endorsement #1,2,3,4,5,6,7,8,9,10,11

ITEM 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $3,481

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IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT
National Union Fire Insurance Company of Pittsburgh, Pa.

SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL
505 N BRAND BLVD
STE 600
GLENDALE, CA 91203-3018

1551712

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POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

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National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary,

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robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or pplications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser,

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assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities, and
(9) any officer, partner or Employee of
 a) an investment advisor,
 b) an underwriter (distributor),
 c) a transfer agent or shareholder accounting record-keeper, or
 d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this

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bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or

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unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF-LEGAL PROCEEDINGS

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This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

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If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one

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loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory

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Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in

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excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities

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owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

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ENDORSEMENT# *1*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

CALIFORNIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" mean the insurance company which issued this policy; and 2), "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The following is added any supersedes any provision to the contrary:

CANCELLATION

The First Named Insured shown in the declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

(1) Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2) A judgment by a court or an administrative tribunal that the named Insured has violated any law of this state of or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

(3) Discovery of fraud or material misrepresentation by either of the following:

  a) The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

  b) The named Insured or his or her representative in pursuing a claim under the policy.

(4) Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

(5) Failure by the named Insured or Other Insured(s) or a representative of same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

(6) A determination by the commissioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

© All rights reserved.
END 001

52133 (3/07) Page 1 of 2

ENDORSEMENT# *1* (continued)

(7) A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

(8) A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or mailed to the producer of record and the named Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

CONDITIONAL RENEWAL AND NONRENEWAL

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the limits, eliminate coverages or raise premium more than 25%, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1) If the transfer or renewal of a policy, without any changes in terms, conditions or rates, is between the Insurer and a member of the insurance group.

(2) If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirements noted above.

(3) If the Named Insured has obtained replacement coverage, or has agreed, in writing, within 60 days of the termination of the policy, to obtain that coverage.

(4) If the policy is for a period of no more than 60 days and the Insured is notified at the time of issuance that it will not be renewed.

(5) If the First Named Insured requests a change in the terms or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6) If the Insurer has made a written offer to the First Named Insured, in accordance with timeframes shown above to renew the policy under changed terms or conditions or at an increased premium rate.

If the Insurer fails to give timely notice, the policy of insurance shall be continued, with no change in its terms or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 001

52133 (3/07) Page 2 of 2

ENDORSEMENT# 2

This endorsement, effective 12:01 am December 16, 2014 forms a part of policy number 02-306-69-68 issued to GRIFFIN BENEFIT STREET PARTNERS BDC

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@AIG.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 002

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ENDORSEMENT# 3

This endorsement, effective at 12:01 am December 16, 2014 forms a part of
Policy No. 02-306-69-68
Issued to: GRIFFIN BENEFIT STREET PARTNERS BDC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 003
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ENDORSEMENT# *4*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

GENERAL AGREEMENT A AMENDED RIDER
(ACQUISITION THRESHOLD)

It is agreed that:

1. General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER - NOTICE of the **GENERAL AGREEMENTS** Clause is amended by adding the following to the end thereof:

   Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

   (a) the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than 15% percent of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

   (b) the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

   (c) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

   (d) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

2. Any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3. Coverage under this bond shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity's sale, but not extending beyond the termination or cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

MNSCPT **END 4**

ENDORSEMENT# *4* **(Continued)**

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT
END 4

ENDORSEMENT# *5*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

CLAIMS EXPENSE INSURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (L) to the bond as follows:

CLAIMS EXPENSE

(L) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $10,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $15,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $5,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT

END 5

ENDORSEMENT# *6*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

INSURING AGREEMENT (G) COUNTERFEIT CURRENCY AMENDED RIDER

It is agreed that:

1. Insuring Agreement (G) COUNTERFEIT CURRENCY of the **INSURING AGREEMENTS** Clause is deleted in its entirety and replaced with the following:

   (G) COUNTERFEIT CURRENCY

   Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT

END 6

ENDORSEMENT# 7

This endorsement, effective 12:01 am December 16, 2014 forms a part of policy number 02-306-69-68 issued to GRIFFIN BENEFIT STREET PARTNERS BDC

by National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.
2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

113022 (10/12)
END 7

ENDORSEMENT# *8*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public; or

   (ii) personal or personally identifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

113011 (10/12)
END 8

ENDORSEMENT# *9*

This endorsement, effective *12:01 am December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUDIT EXPENSE RIDER

It is agreed that:

1. Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is amended by inserting the following at the end thereof:

   Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2. Paragraph (d) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety and replaced with the following:

   (d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3. Paragraph (k) of Section 2. EXCLUSIONS of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety and replaced with the following:

   (k) all fees, costs and expenses incurred by the Insured

      (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

101779 (06/09) ***END 9***

ENDORSEMENT# *9* **(Continued)**

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4. Item 4 of the Declarations is amended to include the following:

	Single Loss Limit of Liability	Single Loss Deductible
Audit Expense	$15,000	$5,000

5. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

101779 (06/09) **END 9**

ENDORSEMENT# *10*

This endorsement, effective *12:01 am* *December 16, 2014* forms a part of policy number *02-306-69-68*
issued to *GRIFFIN BENEFIT STREET PARTNERS BDC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1. Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and
2. Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1. The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or
2. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
   a. Any nuclear reaction;
   b. Radioactive materials or "nuclear materials" in any form and from any source;
   c. Radionuclides;
   d. Radiation emitted from any radioactive source whether natural or manmade; and/or
   e. Electromagnetic pulses; or
3. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological" materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

1. "Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

   a. A government;

82346 (01/05) **END 10**

ENDORSEMENT# 10 **(Continued)**

This endorsement, effective 12:01 am December 16, 2014 forms a part of policy number 02-306-69-68
issued to GRIFFIN BENEFIT STREET PARTNERS BDC

by National Union Fire Insurance Company of Pittsburgh, Pa.

b. The civilian population of a country, state or community; or
c. To disrupt the economy of a country, state or community.

2. "Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3. "Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY ARE THE SAME.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

82346 (01/05)
END 10

ENDORSEMENT# 11

This endorsement, effective 12:01 am December 16, 2014 forms a part of policy number 02-306-69-68
issued to GRIFFIN BENEFIT STREET PARTNERS BDC

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND DEC
41206	09/84	Investment Company Blanket Bond guts
52133	03/07	CALIFORNIA AMENDATORY - CANCELLATION/NONRENEWAL
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
MNSCPT		GENERAL AGREEMENT A AMENDED RIDER
MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT
MNSCPT		INSURING AGREEMENT (G) COUNTERFEIT CURRENCY AMENDED RIDER
113022	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
113011	10/12	PROTECTED INFORMATION EXCLUSION
101779	06/09	AUDIT EXPENSE RIDER
82346	01/05	TERRORISM EXCLUSION
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 011

78859 (10/01) Page 1 of 1

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AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 02-306-69-68

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:	Employee Dishonesty	______	Computer Fraud	______
	Funds Transfer	______	Robbery/Burglary	______
	ID Theft	______	Forgery	______
	Client Property	______	In Transit	______
	ERISA	______	Credit Card Forgery	______
	Other	______	if Other, describe:	____________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

centralized Customer Link and Information Management